Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

490 Boulevard St-Joseph, Suite 204

Gatineau, Quebec

J8Y 3Y7

2.	Date of Material Change

May 24, 2019

3.	News Release

A news release dated May 24, 2019 was disseminated through the facilities of Globe Newswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On May 24, 2019, HEXO completed its previously announced plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated March 13, 2019 (the “Arrangement Agreement”) with Newstrike Brands Ltd. (“Newstrike”), whereby HEXO acquired all of Newstrike’s issued and outstanding common shares for 0.06332 common shares of HEXO for each Newstrike common share held.

5.	Full Description of Material Change

On May 24, 2019, HEXO and Newstrike completed the Arrangement. The Arrangement was approved by shareholders of Newstrike at the annual and special meeting of its shareholders held on May 17, 2019. Pursuant to the terms of the Arrangement Agreement, HEXO has acquired all of the issued and outstanding common shares of Newstrike for 0.06332 common shares of HEXO for each Newstrike common share held. Taxable Canadian resident Newstrike shareholders were deemed to dispose of their Newstrike shares on a tax-deferred basis in connection with the acquisition by HEXO of their Newstrike shares. Further information regarding the Arrangement is available in the management information circular of Newstrike dated April 15, 2019 provided to Newstrike shareholders in connection with the annual and special meeting, which is available under Newstrike’s profile on SEDAR at www.sedar.com.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Steve Burwash, Interim Chief Financial Officer

1-866-438-8429

invest@THCX.com

9.	Date of Report

May 30, 2019